UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated May 28, 2025, announcing the approval of all resolutions at the 2025 STMicroelectronics’ Annual General Meeting of Shareholders.

PR N°C3340C

All resolutions approved at the 2025 STMicroelectronics' Annual General Meeting of Shareholders

Amsterdam, May 28, 2025 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the results related to the voting items of its 2025 Annual General Meeting of Shareholders (the “2025 AGM”), which was held today in Amsterdam, the Netherlands.

All the resolutions were approved by the Shareholders:

•	The adoption of the Company's statutory annual accounts for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (IFRS). The 2024 statutory annual accounts[1] were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2025 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•	The distribution of a cash dividend of US$ 0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026 to shareholders of record in the month of each quarterly payment as per the table below;

•	The adoption of the remuneration for the members of the Supervisory Board;

•	The appointment of Werner Lieberherr, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM, in replacement of Ms. Janet Davidson whose mandate has expired at the end of the 2025 AGM;

•	The appointment of Ms. Simonetta Acri, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM in replacement of Ms. Donatella

Sciuto whose mandate has expired at the end of the 2025 AGM;

•	The reappointment of Ms. Anna de Pro Gonzalo, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;

•	The reappointment of Ms. Hélène Vletter-van Dort, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;

•	The appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial years 2026-2029;

•	The appointment of PricewaterhouseCoopers Accountants N.V. to audit the Company’s sustainability reporting for the financial years 2026-2027, to the extent required by law;

[1] The Annual Report includes the sustainability statement which is prepared based on the general principles of the Corporate Sustainability Reporting Directive (CSRD).

•	The approval of the stock-based portion of the compensation of the President and CEO;

•	The approval of the stock-based portion of the compensation of the Chief Financial Officer;

•	The authorization to the Managing Board, until the conclusion of the 2026 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•	The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2026 AGM;

•	The discharge of the members of the Managing Board; and

•	The discharge of the members of the Supervisory Board.

The complete agenda and all relevant detailed information concerning the 2025 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the General Meeting of Shareholders page of the Company’s website (www.st.com) within 30 days following the 2025 AGM.

As for rule amendments from the Securities and Exchange Commission (SEC) and conforming FINRA rule changes, on US market the standard for settlement is the next business day after a trade or t+1. European settlement rule remains at t+2 for the time being.

The table below summarizes the full schedule for the quarterly dividends:

Transfer between New York and Dutch registered shares restricted:
	In Europe			in NYSE
Quarter	Ex-dividend Date	Record Date	Payment Date	Ex-dividend and Record Date	Payment Date: on or after	From End of Business in NY on:	Until Open of Business in NY on:
Q2 2025	23-Jun-25	24-Jun-25	25-Jun-25	24-Jun-25	1-Jul-25	20-Jun-25	25-Jun-25
Q3 2025	22-Sep-25	23-Sep-25	24-Sep-25	23-Sep-25	30-Sep-25	19-Sep-25	24-Sep-25
Q4 2025	15-Dec-25	16-Dec-25	17-Dec-25	16-Dec-25	23-Dec-25	12-Dec-25	17-Dec-25
Q1 2026	23-Mar-26	24-Mar-26	25-Mar-26	24-Mar-26	31-Mar-26	20-Mar-26	25-Mar-26

About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Further information can be found at www.st.com.

INVESTOR RELATIONS

Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 28, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer